# SEC Schedule 13D/A (Amendment No. 12) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Nephros, Inc., CIK 0001196298
CUSIP: 640671400
Title of class of securities: Common stock, par value $0.001 per share
Address of issuer's principal executive offices: 380 Lackawanna Place, South Orange, New Jersey (NJ), 07079
Date of event which requires filing of this statement: 09/14/2026
Amends the filing with accession number 0000950136-07-006796
Filed by CIK 0001048462
Persons authorized to receive notices and communications: Mark Ahern, c/o Wexford Capital LP,, 777 South Flagler Drive, Suite 602 East, West Palm Beach, Florida (FL), 33401, 561-273-8588

## Reporting persons
- Wexford Capital LP (CIK 0001048462): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 223,539; sole dispositive power 0; shared dispositive power 223,539; aggregate amount beneficially owned 223,539 (2.06% of the class)
- Wexford GP LLC (CIK 0001472112): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 223,539; sole dispositive power 0; shared dispositive power 223,539; aggregate amount beneficially owned 223,539 (2.06% of the class)
- Charles E. Davidson (CIK 0001001391): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 223,539; sole dispositive power 0; shared dispositive power 223,539; aggregate amount beneficially owned 223,539 (2.06% of the class)
- Joseph M. Jacobs (CIK 0001048485): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 223,539; sole dispositive power 0; shared dispositive power 223,539; aggregate amount beneficially owned 223,539 (2.06% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.001 per share
Name of issuer: Nephros, Inc.
Address of issuer's principal executive offices: 380 Lackawanna Place, South Orange, New Jersey (NJ), 07079
Comment: This Amendment No. 12 ("Amendment No. 12") to Schedule 13D modifies and supplements the Schedule 13D initially filed with the Securities and Exchange Commission on October 1, 2007 with respect to the common stock, $0.001 par value per share (the "Common Stock"), of Nephros, Inc. (the "Company"), as amended (collectively, the "Statement"). Except to the extent amended or supplemented by the information contained in this Amendment No. 12, the Statement remains in full force and effect. Capitalized terms used herein without definition have the respective meanings ascribed to them in the Statement.

## Item 2. Identity and Background
Name of person filing:
This statement is filed by:

(i) Wexford Capital LP ("Wexford Capital"), a Delaware limited partnership, which is the controlling party of certain private investment funds and special purpose vehicles;
(ii) Wexford GP LLC ("Wexford GP"), a Delaware limited liability company, which is the general partner (the "General Partner") of Wexford Capital;
(iii) Charles E. Davidson ("Davidson"), the Chairman of Wexford Capital and a managing member of Wexford GP and certain private investment fund vehicles; and
(iv) Joseph M. Jacobs ("Jacobs"), the President of Wexford Capital and a managing member of Wexford GP and certain private investment fund vehicles.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons". All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.
Residence or business address: The address of the principal business and principal office of the Reporting Persons is c/o Wexford Capital LP, 777 South Flagler Drive, Suite 602 East, West Palm Beach, FL 33401.
Present principal occupation or employment: Wexford Capital is the controlling party of certain private investment funds and special purpose vehicles. Wexford GP is the General Partner of Wexford Capital. Messrs. Davidson and Jacobs serve as the managing members of Wexford GP and and certain private investment fund vehicles.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Wexford Capital is a Delaware limited partnership. Wexford GP is a Delaware limited liability company. Each of Messrs. Davidson and Jacobs is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Statement is hereby amended to add the following:

On September 14, 2026, Wexford Capital effected (i) an in-kind distribution of certain shares of common stock from Wexford Partners 11, L.P. ("WP11"), Wexford 11 Advisors LLC ("WP Advisors") and WPIC 2 LLC ("WPIC2", and together with WP11 and WP Advisors, the "Distributing Entities") to the underlying investors of the Distributing Entities that does not involve (a) a purchase or a sale of securities or (b) any additional consideration, and (ii) a sale of certain shares of common stock from the Distributing Entities to an entity controlled by Arthur Amron, a current director of the Issuer and a former employee of Wexford Capital, the proceeds of which were distributed to certain underlying investors of the Distributing Entities. No Distributing Entities shall receive any compensation, directly or indirectly, in connection with the transaction described herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by each Reporting Person.

The information in Row 13 is calculated on the basis of 10,860,120 shares of Common Stock issued and outstanding as of August 7, 2026, as reported by the Issuer in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on August 10, 2026.

Wexford Capital may, by reason of its status as (i) sub-advisor of Wexford Spectrum Trading Limited ("WST"), (ii) investment manager of WP11 and (iii) manager of WPIC2 (WPIC2, together with WST and WP11, the "Wexford Entities"), be deemed to own beneficially the shares of Common Stock held by the Wexford Entities. Wexford GP may, by reason of its status as General Partner of Wexford Capital, be deemed to own beneficially the shares of Common Stock held by the Wexford Entities. Each of Messrs. Davidson and Jacobs may, by reason of his status as a controlling person of Wexford GP and WP Advisors, be deemed to own beneficially the shares of Common Stock held by the Wexford Entities and WP Advisors. Each of Wexford Capital, Wexford GP, Davidson and Jacobs shares the power to vote and to dispose of the shares of Common Stock held by the Wexford Entities. Each of Davidson and Jacobs shares the power to vote and to dispose of the shares of Common Stock held by WP Advisors. Each of Wexford Capital, Wexford GP and Messrs. Davidson and Jacobs disclaims beneficial ownership of the shares of Common Stock held by the Wexford Entities and/or WP Advisors, as applicable, and this report shall not be deemed as an admission that they are the beneficial owner of such securities except, in the case of Davidson and Jacobs, to the extent of their respective pecuniary interests therein.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: Except as set forth in (i) Item 4 above and (ii) that certain Form 4 filed by the Reporting Persons on August 20, 2026, the Reporting Persons have not effected any transactions in the Common Stock during the 60 days preceding the date of this Amendment No. 12.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons, the Wexford Entities and WP Advisors is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock on September 14, 2026.

## Signatures
- Wexford Capital LP: /s/ Mark E. Ahern, By: Wexford GP LLC, its General Partner, By: Mark E. Ahern, Vice President and Assistant Secretary (09/16/2026)
- Wexford GP LLC: /s/ Mark E. Ahern, Mark E. Ahern, Vice President and Assistant Secretary (09/16/2026)
- Charles E. Davidson: /s/ Charles E. Davidson, Charles E. Davidson (09/16/2026)
- Joseph M. Jacobs: /s/ Joseph M. Jacobs, Joseph M. Jacobs (09/16/2026)